Amended: April 7, 2017

KIRKLAND LAKE GOLD LTD.
LONG TERM INCENTIVE PLAN

(Effective January 1, 2017)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1     For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Business Corporations Act (Ontario), or its successor, as amended, from time to time;

B.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.	“Associate” with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

D.	“Board” means the Board of Directors of the Corporation or if established and duly authorized to act, a committee appointed for such purpose by the Board of Directors of the Corporation;

E.	“Change of Control” shall occur if any of the following events occur:

(i)

a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Corporation or any of its Affiliates and another corporation or other entity, whereby all or substantially all of the shares or assets of the Corporation become the property of any other person (the “Successor Entity”), as a result of which the holders of shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor corporation after completion of the transaction;

(ii)

any person, entity of group of persons of entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record of beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or affiliates of the Acquiror to cast or to direct the casting of 50% or more of the votes attached to all of the Corporation’s outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

(iii)

the Corporation shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more Subsidiaries shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Corporation and the Subsidiaries as at the end of the most recently completed financial year of the Corporation or (b) which during the most recently completed financial year of the Corporation generated, or during the then most recently completed financial year of the Corporation are expected to generate, more than 50% of the consolidated operating income or cash flow of the Corporation and the Subsidiaries, to any Person or group of Persons (other than one or more Subsidiary), in which case the Change of Control shall be deemed to occur on the date of the transfer of the property of assets representing one dollar more than 50% of the consolidated assets in the case of clause (A) or 50% of the consolidated operating income or cash flow in the case of clause (B), as the case may be;

(iv)	the Board of Directors of the Corporation adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent; and

(v)

the replacement by way of election or appointment at any time of one-half or more of the total number of the then incumbent members of the Board of Directors, unless such election or appointment is approved by 50% or more of the Board of Directors in office immediately preceding such election or appointment in circumstances where such election or appointment is to be made other than as a result of a dissident public proxy solicitation, whether actual or threatened.

F.	“Corporation” means Kirkland Lake Gold Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

G.

"Eligible Contractors" means (A) persons who are not employees, officers or directors of the Corporation that (i) are engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate; and (B) directors of the Corporation that (i) are engaged, beyond the scope of their regular duties as a director, to provide on a bona fide basis consulting, technical, management or other services to the Corporation or any Affiliates under a written contract with the Corporation or the Affiliate and (ii) in the reasonable opinion of the Board, spend or will spend a significant amount of time and attention on the affairs and business of the Corporation or an Affiliate in connection with such engagement. It does not include persons to whom the Corporation’s offer of Shares would be deemed to be received in Australia, such as Australian residents or persons with a registered address in Australia;

H.

“Entitlement Date” means the date as determined by the Board in its sole discretion in accordance with the Plan, provided, in the case of Participants who are liable to taxation under the provisions of the Income Tax Act (Canada) in respect of amounts payable under this Plan, that such date, or amendment of such date as contemplated by section 3.8 of this Plan, shall not be later than December 31 of the third calendar year following the calendar year in which the services were performed in respect of the corresponding Share Unit Award or such later date as may be permitted under paragraph (k) the definition of “salary deferral arrangement” in subsection 248(1) of the Income Tax Act (Canada) as amended from time to time, or other applicable provisions thereof, so as to ensure that the Plan is not considered to be a “salary deferral arrangement” for purposes of the Income Tax Act (Canada);

I.	“Grant Date” means the date that a Share Unit Award is granted to a Participant under this Plan, as evidenced by the register or registers maintained by the Corporation for Share Unit Awards;

J.

“Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

K.

“Market Price” at any date in respect of the Shares shall be, the volume weighted average trading price of such Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Shares are not then listed and posted for trading on the TSX, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

L.	“Participant” means any director, employee, officer or Eligible Contractor of the Corporation or any Affiliate of the Corporation or of any Affiliate to whom Share Units are granted hereunder;

M.

“Payout Factor” means, for any Share Unit, the percentage, ranging from 0% to 200% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the Share Unit grant letter evidencing such Share Unit;

N.	“Plan” means this Long Term Incentive Plan, as same may be amended from time to time;

O.

“Required Shareholder Approval” means the approval of this Plan by the shareholders of the Corporation, as may be required by the TSX or any other Stock Exchange on which the Shares are listed, as a plan allowing for the issuance of Shares from treasury to satisfy Share Units on an applicable Entitlement Date, as contemplated in Article 4;

P.	“Resignation” means the cessation of board membership by a director, or employment (as an officer or employee) of the Participant with the Corporation or an Affiliate as a result of resignation;

Q.

“Retirement” means the Participant ceasing to be an employee, officer or director of the Corporation or an Affiliate after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation's consent;

R.	“Shares” means the common shares in the capital of the Corporation;

S.

“Share Unit” means a unit (which may be referred to as a restricted share unit or a performance share unit, as applicable) credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive on the Participant’s Entitlement Date a cash payment equal to the then Market Price of a Share (subject to adjustments), and, if applicable, multiplied by the Payout Factor. Subject to the Required Shareholder Approval being obtained, if the Board so elects, the Corporation may satisfy the amount for such payment obligation by issuing such number of Shares from treasury determined in accordance with Section 3.5(ii) and Article 4;

T.	“Share Unit Award” means an award of Share Units under this Plan to a Participant;

U.	“Stock Exchange” means the TSX or any other stock exchange on which the Shares are listed for trading at the relevant time;

V.

“Termination” means: (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re-appoint the individual as a director of the Corporation or an Affiliate or Resignation, other than through Retirement; (ii) in the case of an employee, the termination of the employment of the employee, with or without cause, as the context requires by the Corporation or an Affiliate or Resignation, other than through Retirement or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate, or Resignation, other than through Retirement, (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Contractor or the Corporation or any Affiliate; provided that in each case if the Participant continues as a director, employee, officer or Eligible Contractor after such Termination, then a Termination will not occur until such time thereafter that the Participant ceases to be a director, employee, officer or Eligible Contractor in accordance with this definition;

“Triggering Event” means (i) in the case of a director, the termination of board membership of the director by the Corporation or any Affiliate, the failure to re-elect or re- appoint the individual as a director of the Corporation or an Affiliate; (ii) in the case of an employee, the termination of the employment of the employee, without cause, as the context requires by the Corporation or an Affiliate or in the case of an officer, the removal of or failure to re-elect or re-appoint the individual as an officer of the Corporation or an Affiliate; (iii) in the case of an employee or an officer, a material adverse change imposed by the Corporation or the Affiliate (as the case may be) in duties, powers, rights, discretion, prestige, salary, benefits, perquisites, as they exist, and with respect to financial entitlements, the conditions under and manner in which they were payable, immediately prior to the Change of Control, or a material diminution of title imposed by the Corporation or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control in either case without the Executive’s written agreement; (iv) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or any Affiliate;

W.	“TSX” means the Toronto Stock Exchange; and

X.

“Voting Securities” means any securities of the Corporation ordinarily carrying the right to vote at elections of directors and any securities immediately convertible into or exchangeable for such securities.

1.2     The headings of all articles, Sections and paragraphs in this Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.3     Whenever the singular or masculine are used in this Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4     The words "herein”, "hereby”, "hereunder”, "hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.5     Unless otherwise specifically provided, all references to dollar amounts in this Plan are references to lawful money of Canada.

ARTICLE 2

PURPOSE AND ADMINISTRATION OF THE PLAN

2.1     This Plan provides for the granting of Share Unit Awards and the settlement of such Share Unit Awards through the payment of cash (or, with respect to Share Units that are subject to performance conditions or measures, subject to the Required Shareholder Approval and at the election of the Board in its sole discretion, the issuance of Shares from treasury) for services rendered, for the purpose of advancing the interests of the Corporation, its Affiliates and its shareholders through the motivation, attraction and retention of employees, officers and Eligible Contractors and the alignment of their interest with the interest of the Corporation’s shareholders. It is intended that this Plan not be treated as a “salary deferral arrangement” by reason of paragraph (k) of the definition thereof in section 248(1) of the Income Tax Act (Canada).

2.2     This Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of the Corporation, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Corporation.

2.3     The Corporation shall maintain a register in which it shall record the name and address of each Participant and the number of Share Units granted to each Participant.

2.4     Subject to Section 3.1, the Board shall from time to time determine the Participants who may participate in this Plan. The Board shall from time to time determine the Participants to whom Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of this Plan.

ARTICLE 3

SHARE UNITS AWARDS

3.1     This Plan is hereby established for employees, officers and Eligible Contractors of the Corporation and its Affiliates. No grant of a Share Unit Award shall be made to a director of the Corporation, unless the director is an employee, officer or Eligible Contractor of the Corporation or its Affiliate.

3.2     A Share Unit Award granted to a particular Participant in a calendar year will be a bonus for services rendered by the Participant to the Corporation or an Affiliate, as the case may be, as determined in the sole and absolute discretion of the Board. The number of Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date. Each Share Unit vests on its Entitlement Date.

For the avoidance of doubt, a Participant will have no right or entitlement whatsoever to receive any cash payment (or receive the equivalent in Shares) until the Entitlement Date. For Participants subject to Australian tax law, on the Entitlement Date, a Participant shall not be entitled to any payment or issue of Shares with respect to such Share Units unless the designated administrator of the Plan (as appointed by the Board from time to time or if no such appointment is made, it shall be the Vice-President Human Resources or similar officer of the Corporation) declares such payment payable to such Participant in his sole discretion.

3.3     Subject to the absolute discretion of the Board, the Board may elect to credit each Participant with additional Share Units as a bonus in the event any dividend is paid on Shares. In such case, the number of additional Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Share Units in the Participant’s account had been Shares divided by the Market Price of a Share on the date on which dividends were paid by the Corporation.

The additional Shares Units will vest on the Participant’s Entitlement Date of the particular Share Unit Award (and will be subject to the same terms) to which the additional Share Units relate.

3.4     Except as otherwise set forth in this section 3.4, a Share Unit Award granted to a Participant will entitle the Participant, subject to the satisfaction of any conditions, performance conditions or measures, restrictions (including any claw-back policy that may be adopted by the Board from time to time) or limitations imposed under this Plan or the applicable Share Unit grant letter, to receive on the Participant’s Entitlement Date, as the case may be, a payment in cash or the equivalent Shares (in accordance with, and subject to, Article 4) as contemplated in section 3.5 and as set forth in the applicable Share Unit grant letter as provided for in section 3.7.

Notwithstanding the foregoing, unless the Board determines otherwise, a Participant’s Entitlement Date shall be accelerated as follows:

(i)	in the event of the death of the Participant, the Participant’s Entitlement Date shall be the date of death; and

(ii)	in the event of the total disability of the Participant, the Participant’s Entitlement Date shall be the date which is 60 days following the date on which the Participant becomes totally disabled.

Subject to Section 3.6, in the event of the Termination with or without cause (or Retirement) of a Participant, all Share Units credited to the Participant shall become void and the Participant shall have no entitlement and will forfeit any rights to any payment (or, for greater certainty, Shares) under this Plan, except as may otherwise be determined by the Board in its sole and absolute discretion.

For greater certainty, all amounts payable, or Shares to be issued, to, or in respect of a Participant, on the settlement of Share Units shall be paid, or issued, to the Participant or the Participant’s estate on or immediately following the Entitlement Date provided in no case shall payment be made or Shares issued after December 31 of the third calendar year following the year to which the bonus relates.

3.5     Subject to Section 5.1, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Corporation (or any of its Affiliates), for the settlement of Share Units by either:

(a)	a payment in cash to the Participant equal to the Market Price of a Share on the Entitlement Date multiplied by the number of Share Units being settled, or

(b)	the issuance of Shares to the Participant (in accordance with Article 4) in an amount equal to the number of Share Units being settled,

in each case (in the case of Share Units that are subject to performance conditions or measures) multiplied by the Payout Factor.

In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant in accordance with Section 3.4(i) or Section 3.4(ii), in the case of Share Units that are subject to performance conditions or measures, unless the Board determines otherwise, the Payout Factor will be calculated based on (x) in the case of any performance measurement periods that are complete on or prior to the Entitlement Date, the actual performance, and (y) in the case of any performance measurement periods that are not complete on or prior to the Entitlement Date, assuming 100% performance achievement during such measurement period.

3.6     If a Triggering Event occurs within the 12-month period immediately following a Change of Control (or the determination by the Board by resolution that a Change of Control has occurred), all outstanding Share Units of the Participant who is subject to such Triggering Event, shall vest and the Entitlement Date shall occur, on the date of such Triggering Event. In the event the Participant’s Entitlement Date is accelerated in the foregoing circumstances, in the case of Share Units that are subject to performance conditions or measures, the Payout Factor will be calculated based on actual performance during the performance measurement period commencing on the date of grant of the Share Units and ending on the Entitlement Date (on a continued basis subject to adjustments in accordance with Section 6.6) . In the event the Successor Entity fails to assume the unvested Share Units following a Change of Control or in the event the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation, the Entitlement Date in respect of Share Units shall be accelerated to the date immediately prior to the Change of Control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation (as applicable), and any performance measurement periods that are not complete on or prior to the Change of Control or the date the Board adopts a resolution to wind-up, dissolve or liquidate the Corporation (as applicable), shall be calculated based on actual performance during the performance measurement period commencing on the date of grant of the Share Units and ending on the accelerated Entitlement Date in accordance with the above.

3.7     The Corporation will not contribute any amounts to a third party or otherwise set aside any amounts to fund its obligations under this Plan.

3.8     Each grant of a Share Unit under this Plan shall be evidenced by a Share Unit grant letter agreement issued to the Participant by the Corporation. Such Share Unit grant letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Share Unit grant letter. The provisions of the various Share Unit grant letters issued under this Plan need not be identical.

3.9     Concurrent with the determination to grant Share Units to a Participant, the Board shall determine the Entitlement Date applicable to such Share Units, provided the Board shall have discretion to amend the Entitlement Date after such grant. In addition, for Share Units that may be satisfied by the issuance of Shares, the Board shall at the time they are granted, make such Share Units subject to performance conditions or measures to be achieved by the Corporation, the Participant or a class of Participants, prior to the Entitlement Date, for such Share Units.

3.10     The Board shall establish criteria for the grant of Share Units to Participants.

ARTICLE 4

ADDITIONAL PROVISION FOR
TREASURY BASED SHARE ISSUANCES

4.1     Article 4 shall become effective only on receipt by the Corporation of any Stock Exchange approval and of the Required Shareholder Approval. On Article 4 becoming effective, the Corporation shall have the power, at the Board’s discretion, to satisfy any obligation of the Corporation under Share Units (including those outstanding at the time Article 4 becomes effective) by the issuance of Shares from treasury as determined in accordance with Section 3.5(b) . If the Required Shareholder Approval and Stock Exchange approval are not obtained, no Shares shall be issuable from treasury in respect of Share Units issuable under this Plan. From the time after Article 4 becomes effective, the Board can, at its sole discretion, grant Share Units that can only be satisfied by the issuance of Shares from treasury or by a cash payment or any combination thereof.

4.2     The maximum number of Shares made available for issuance under the Plan shall be determined by the Board from time to time, but in any case, shall not exceed (a) such number of Shares as would, when combined with all other Shares subject to grants under deferred share units, restricted share units and performance share units of the Corporation, be equal to 2% of the Shares then issued and outstanding, and (b) such number of Shares as would, when combined with all other Shares subject to grants under all other security based compensation arrangements of the Corporation, be equal to 5.5% of the Shares then issued and outstanding, subject to adjustments pursuant to Section 6.6, and provided, for greater clarity that any stock options or other incentive securities of a third party entity assumed by the Corporation as a result of the acquisition of such entity by the Corporation in the future shall not be factored in the calculation of the foregoing limits. The aggregate number of Shares issuable to Insiders pursuant to Share Units granted and all other security based compensation arrangements, at any time, shall not exceed 10% of the total number of Shares then outstanding. The aggregate number of Shares issued to Insiders pursuant to Share Units and all other security based compensation arrangements, within a one-year period, shall not exceed 10% of the total number of Shares then outstanding. For purposes of this Section 4.2, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Share Units. Under this Plan “security based compensation arrangements” shall have the meaning ascribed thereto in the TSX Company Manual.

4.3     In no case can a Participant immediately after being granted an award of Share Units (a) hold a beneficial interest in greater than 5% of the Shares in the Corporation nor (b) be in a position to control the casting of greater than 5% of the votes that might be cast at a general meeting of the Corporation.

4.4     On Article 4 being effective, the Board may from time to time in its discretion (without shareholder approval) amend, modify and change the provisions of the Plan (including any grant letters), including, without limitation:

(i)	amendments of a house keeping nature; and

(ii)	changes to the Entitlement Date of any Share Units.

However, other than as set out above, any amendment, modification or change to the provisions of the Plan which would:

(a)	increase the number of Shares or maximum percentage of Shares which may be issued pursuant to the Plan other than by virtue of Section 6.6 of the Plan;

(b)	reduce the range of amendments requiring shareholder approval contemplated in this Section;

(c)	permit Share Units to be transferred or assigned other than for normal estate settlement purposes;

(d)	change insider participation limits which would result in shareholder approval being required on a disinterested basis;

(e)	materially modify the eligibility requirements for participation in the Plan (including, for greater clarity, allowing participation in the Plan by non-employee directors);

(f)	modify the result that Participants residing in Australia forfeit their rights to any payment or issue of Shares on Termination; or

(g)	modify section 4.3,

shall only be effective on such amendment, modification or change being approved by the shareholders of the Corporation. In addition, any such amendment, modification or change of any provision of the Plan shall be subject to the approval, if required, by any Stock Exchange having jurisdiction over the securities of the Corporation.

ARTICLE 5

WITHHOLDING TAXES

5.1     The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes or source deduction which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any payment made, or Shares issued, under this Plan.

ARTICLE 6

GENERAL

6.1     This Plan shall remain in effect until it is terminated by the Board.

6.2     The Board may amend or discontinue this Plan at any time in its sole discretion, provided that such amendment or discontinuance may not in any manner adversely affect the Participant’s rights under any Share Unit granted under this Plan. This section 6.2 shall be subject to the restrictions outlined in section 4.4 on Article 4 becoming effective.

Any amendment of this Plan shall be such that this Plan will not be considered a “salary deferral arrangement” as defined in subsection 248(1) of Income Tax Act (Canada) or any successor provision thereto as amended from time to time, or other applicable provisions thereof, by reason of this Plan continuously meeting the requirements under the exception in paragraph (k) of that definition. Notwithstanding the foregoing, the Corporation shall obtain requisite Stock Exchange and/or shareholder approval in respect of amendments to this Plan, to the extent such approvals are required by any applicable laws or regulations.

6.3     Except pursuant to a will or by the laws of descent and distribution, no Share Unit and no other right or interest of a Participant is assignable or transferable.

6.4     No holder of any Share Units shall have any rights as a shareholder of the Corporation. Except as otherwise specified herein, no holder of any Share Units shall be entitled to receive, and no adjustment is required to be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation.

6.5      Nothing in this Plan shall confer on any Participant the right to continue as a director, employee, officer or Eligible Contractor of the Corporation or any Affiliate, as the case may be, or interfere with the right of the Corporation or Affiliate, as applicable, to remove such director, officer and/or employee or terminate its contractual relationship with such Eligible Contractor as applicable. Nothing contained in this Plan shall confer or be deemed to confer on any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor to interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without cause.

6.6     In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification, amalgamation, merger, business combination or arrangement, or otherwise, an appropriate adjustment shall be made to outstanding Share Units by the Board, in its sole discretion, to reflect such changes. If the foregoing adjustment shall result in a fractional securities or Share Unit, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of this Plan.

6.7     For the avoidance of doubt, all payments under this Plan to individuals subject to United States income tax shall be made no later than the deadline set forth in section 1.409A -1(b)(4)(i) of the United States Treasury Regulations with respect to short-term deferrals of compensation.

6.8     If any provision of this Plan or any Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

6.9     This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.